China Technology Announces the Proposed Change of Board of Directors

HONG KONG, April 13, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced proposed change of Board of Directors of the Company (the “Board”) subject to the Shares Sale and Purchase Agreements (the “SPAs”) dated April 12, 2007. The SPAs are agreed and signed by Beijing Holdings Limited (“Beijing Holdings”) and China Biotech Holdings Limited as well as by Beijing Holdings and ChinaDragon Pacific Limited (“ChinaDragon Pacific”) respectively. Two executive directors of the Company, Mr. Changshan Zhao and Mr. Xu Qian, will resign following the completion of the SPAs. Mr. Kang Li and Mr. Wenhan Bi will be appointed by the Board as new executive directors of the Company. Prior to joining the Company, Mr. Kang Li was the Vice President of China Science & Merchants Venture Capital Management Co., Ltd., which is a subsidiary of China Merchants Group, focusing on venture capital investments in China. And Mr. Wenhan Bi currently serves as the Managing Director of Guo Kang Pharmaceutical & Medical Supplies Limited, which is the sole shareholder of ChinaDragon Pacific. Mr. Alan Li, the current Chief Executive Officer and executive director of the Company, will be appointed as Chairman of the Board.

In addition, the number of warrants to be issued pursuant to the Subscription Agreements entered into on April 12, 2007 will be 1,250,000 warrants rather than 1,500,000 warrants as reported previously.

About CTDC:

CTDC is engaged in information network security and nutraceutical business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the leading Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:

This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.